Exhibit 99.h

                             MH Elite Portfolio of Funds, Inc.
                                   220 Russell Avenue
                                    Rahway, NJ 07065
                                    1-800-318-7969



October 6, 2003

To: Shareholders of MH Elite Small Cap Fund of Funds
Who purchased shares of the Fund between 4/30/03 and 10/06/03


We have been notified by the Securities and Exchange Commission that the prospectus for MH Elite Small Cap Fund of Funds (formerly MH Elite Portfolio of Funds), MHELX, dated 9/1/02 and given to shareholders who purchased shares of the Fund between 4/30/03 and 10/6/03 did not provide the latest financial statements as required by the Commission.

For shareholders who purchased shares of MHELX between 4/30/03 and 10/6/03, the Fund is making the following rescission offer.

Option 1 ___________ The Fund will either refund, by check, the amount of the shareholder"s purchases between 4/30/03 and 10/6/03 plus interest or, if greater, their actual account balance as determined by the Fund"s net asset value. Interest will be calculated using an annualized rate of 5%. Interest will be credited for the time period between the date of the purchase in question and the date the Fund receives your signed request to exercise this option. Actual account balances will also be calculated as of the date the Fund receives your signed request to exercise this option.

Option 2 ___________ Keep your current shares in the Fund as is.

To accept this rescission offer the shareholder(s) of record (if account is registered jointly both parties must initial) should initial either option one or two above and return this offer to the Fund within 30 days of the date of this offer. If a shareholder does not respond within 30 days the Fund will exercise option 2 on behalf of the shareholder(s) of record.
Any and all liabilities and expenses, including interest, if applicable, incurred by the Fund as a result of this rescission offer will be the responsibility of and paid by the investment adviser, MH Investment Management Inc.

If you have any questions or need additional information before exercising your option, please call the Fund at 1-800-318-7969.



                            Sincerely


                            Harvey Merson
                            President